

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

Via E-mail
Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

> **Re:** **ValueVision Media, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 5, 2014 by Clinton Group, Inc., et al.**
> **File No. 000-20243**

Dear Mr. Weingarten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reasons for Our Solicitation, page 6

1. We note your response to comment 4 in our letter dated May 1, 2014. Please provide additional detail regarding how the Nominees' plans as described in this section relate to the Participants' belief that the Company can generate "significant profits" from the Company's "ubiquitous cable and satellite distribution in the United States."

Proposal 1- Election of Directors, page 11

2. We note your statement that "Mr. Mottola also serves as a senior advisor to Catterton Partners, Corp." However, Mr. Mottola does not appear to be included in the list of senior advisors on the Catterton Partners Corp. website. Please revise or advise. Please also disclose the time period during which Mr. Mottola has been a senior advisor to Catterton Partners.

3. We note your response to comment 10 in our letter dated May 1, 2014, and your disclosure on pages 15-16 regarding the change in control payments to which the named executive officers of the Company would be entitled upon successful election of all of your Nominees. Please also disclose the change in control payments to which the named executive officers would be entitled under the Second Amended and Restated Employment Agreement and Executives' Severance Benefit Plan described on page 15, as it appears that the payments to which the named executive officers would be entitled upon successful election of your Nominees exceeds that which is disclosed in the first paragraph on page 16.

    You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me, at (202) 551-3266 if you have any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers & Acquisitions